ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.
(Incorporated Under the Law of Canada)
STATEMENT OF FINANCIAL CONDITION
AS AT JULY 1, 2016
(with comparative figures as at July 3, 2015)
(expressed in U.S. dollars)

ASSETS

		2016		2015
CURRENT				
Cash	$	794,374	$	658,951
Due from affiliates (note 4)		14,726		2,765
Government remittances recoverable		149		-
		809,249		661,716
OTHER				
Deferred income taxes		32,103		-
TOTAL ASSETS	$	841,352	$	661,716

LIABILITIES

		2016		2015
CURRENT				
Accounts payable and accrued liabilities	$	67,460	$	76,954
Due to affiliates (note 4)		110,348		7,628
Government remittances payable		-		2,709
TOTAL LIABILITIES		177,808		87,291
STOCKHOLDER'S EQUITY				
COMMON SHARES (note 6)		738,373		738,373
ADDITIONAL PAID-IN CAPITAL		300,000		300,000
DEFICIT		(374,829)		(463,948)
TOTAL STOCKHOLDER'S EQUITY		663,544		574,425
	$	841,352	$	661,716

Approved and authorized for issue by the Company's board of directors on August 24, 2016.

DIRECTOR

DIRECTOR

See accompanying notes to statement of financial condition.